Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$6,377,462	0.01476%	$941.31
Fees Previously Paid			$0.00
Total Transaction Valuation			$6,377,462
Total Fees Due for Filing			$941.31
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$941.31